02057588

PE
9-1-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-17 or 15d-17 of
the Securities Exchange Act of 1934

For the month of September 2002

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

Date: September 9, 2002

KYOCERA

KYOCERA CORPORATION
6 TAKEDA TOBADONO–CHO,
FUSHIMI–KU, KYOTO
612–8501 JAPAN
PHONE:075–604–3561
FAX:075–604–3562

September 9, 2002

Securities and Exchange Commission

500 North Capital Street
Washington, D.C. 20549
U.S.A.

Subject: Kyocera Corporation (Interim Dividend Information)

Dear Sirs:

Pursuant to the Company's Listing Agreement and NYSE Manual Section A.3., we hereby furnish the following information relating to the proposed payment of a cash dividend on the Company's Common Stock (par value ¥50 per share) and American Depositary Share (ADS).

1. The date of declaration of the interim dividend:
   In the end of October 2002.

2. The per share amount of the interim dividend:
   Estimated ¥30.00 (Japanese yen) per chare (Common Stock), and ¥30.00 (Japanese yen) per ADS.

3. The per share amount of any tax to be withheld in respect to such interim dividend, decription of such tax and per share amount of the interim divided payable after deduction of such tax.

   Generally, under the Income Tax Convention between the United States and Japan, 15% withholding tax is imposed on dividends paid to a United States resident or corporation not having a "permanent establishment" (as defined therein) in Japan. Any fraction, arising from such tax deduction, of less than one yen may be disregarded.

4. The date of record for determination of holders entitled to receive the interim dividend:
   September 30, 2002.

5. Payment date:
   To be commenced from the middle of December 2002.

6. Condition which must be satisfied to enable payment of the divided:
   In compliance with legal requirements in Japan, the interim dividend rate must decided at the Board of Directors' Meeting of the Company scheduled to be held in the end of October 2002.

Very truly yours,

KYOCERA CORPORATION

Hideki Ishida
Managing Director
General Manager of
Corporate Business Systems
Administration Division

HI/tt